

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2009 (MM/DD/YY) AND ENDING 12.31.2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main St
(No. and Street)

Columbia	SC	29201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Spires 803.931.1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

225 Peachtree St NE	Suite 600 Atlanta	GA	30303-1728
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon W Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon W. Bryant
Signature

President
Title

Gail Brazee
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Citizens Securities Corporation:

We have audited the accompanying balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 24, 2010

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheets
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash (Note 4)	$ 4,483,949	$ 3,038,618
Furniture and equipment, net (Note 3)	22,361	22,464
Prepaid expenses	25,088	39,940
Commissions receivable	13,107	113,783
Other assets	3,886	8,553
Total assets	4,548,391	3,223,358
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 4)	693,336	558,395
Accrued compensation expense	235,435	253,390
Other liabilities	31,044	-
Total liabilities	959,815	811,785
Stockholder's equity (Note 7):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	2,838,576	1,661,573
Total stockholder's equity	3,588,576	2,411,573
Total liabilities and stockholder's equity	$ 4,548,391	$ 3,223,358

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Income
For the years ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 6,149,351	$ 5,677,527
Other income	2,267	1,438
Total revenues	6,151,618	5,678,965
EXPENSES		
Employee compensation and benefits (Note 6)	3,329,610	3,139,857
Brokerage fees	460,281	313,101
Fees paid to Related Parties (Note 4)	156,291	156,291
Professional fees	38,546	23,964
Printing and office supplies	15,964	29,930
Depreciation expense	10,359	13,216
Furniture and equipment expense	11,190	14,251
Other expenses	252,095	285,440
Total expenses	4,274,336	3,976,050
Income before income taxes	1,877,282	1,702,915
Income tax expense (Note 5)	(700,279)	(602,151)
Net income	$ 1,177,003	$ 1,100,764

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2009 and 2008

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	1	$ 100	$ 749,900	$ 560,809	$ 1,310,809
Net income	—	—	—	1,100,764	1,100,764
Capital contribution	—	—	—	—	—
Balance at December 31, 2008	1	100	749,900	1,661,573	2,411,573
Net income	—	—	—	1,177,003	1,177,003
Balance at December 31, 2009	1	$ 100	$ 749,900	$ 2,838,576	$ 3,588,576

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,177,003	$1,100,764
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,359	13,216
Increase in prepaid expenses	14,852	5,643
Decrease (increase) in commissions receivable	100,676	(111,953)
Decrease in other assets	4,667	4,670
Net change in due to Related Parties	134,941	225,063
(Decrease) increase in accrued salary expense	(17,955)	18,341
Increase in other liabilities	31,044	—
Net cash provided by operating activities	1,455,587	1,255,744
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(10,256)	(2,946)
Net cash used by investing activities	(10,256)	(2,946)
Increase in cash	1,445,331	1,252,798
Cash at beginning of year	3,038,618	1,785,820
Cash at end of year	$ 4,483,949	$3,038,618

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First-Citizens Bank & Trust Company, Raleigh, North Carolina ("FCBNC") is the wholly-owned subsidiary of First Citizens BancShares, Inc. ("BancShares"). Bancorporation's Vice Chairman and one of its principal shareholders are directors and executive officers of BancShares and FCBNC. First Citizens, other subsidiaries of Bancorporation, BancShares and FCBNC are collectively referred to as "Related Parties".

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is considered an introducing broker and delegates the task of executing trades and holding customer securities to a third party. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) **Furniture and Equipment**
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(b) **Income Taxes**
The Company is included in the consolidated federal and state income tax returns of Bancorporation. A tax allocation arrangement exists between the Company and Bancorporation. Federal and state income taxes are computed on a separate company basis for presentation in the financial statements.

(c) **Commission Revenue**
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) **Use of Estimates in Preparation of Financial Statements**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2009	2008
Furniture and equipment	$ 55,338	$ 45,082
Less: Accumulated depreciation	(32,977)	(22,618)
Total premises and equipment	$ 22,361	$ 22,464

Provisions for depreciation were $10,359 and $13,216 for the years ended December 31, 2009 and 2008, respectively.

NOTE 4 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2009 and 2008, the Company had $873,697 and $664,424, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2009 and 2008, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

NOTE 5 – INCOME TAXES

The component of income tax expense is as follows:

	2009	2008
Current:		
Federal	$ (606,288)	$ (602,151)
State	(93,991)	-
	$ (700,279)	$ (602,151)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2009	2008
Income tax expense at federal rate	$ (638,276)	$ (596,020)
Income tax expense at state rate	(62,034)	-
Other	31	(6,131)
	(700,279)	(602,151)

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan"), a defined contribution savings plan (the "CAP Plan"), and an enhanced contributory savings plan (the "Enhanced Plan").

The Pension Plan, which was amended and closed to new participants hired on or after September 1, 2007, substantially covered all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. For the years ended December 31, 2009 and 2008, pension expense of $52,959 and $78,648 was allocated, respectively, to the Company by the Parent.

The CAP Plan, which was amended and closed to new participants hired on or after September 1, 2007, substantially covered all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2009 and 2008, the Company made matching contributions of approximately $125,664 and $93,403, respectively, to the CAP Plan. The CAP Plan is available to qualifying employees who chose to remain in the Pension Plan at September 1, 2007.

The Enhanced Plan covers employees hired or rehired on or after September 1, 2007 and began receiving benefits January 1, 2008. The Company matches 100% of the employees' contributions of up to 6% of compensation and will contribute a profit sharing contribution equal to 3% of a participant's compensation regardless of whether the participant is making contributions. The matching funds contributed by the Company are immediately 100% vested.

NOTE 7 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital as defined of $3,001,118; the Company's aggregate indebtedness to net capital ratio was .32 to 1.

At December 31, 2008, the Company had net capital as defined of $1,878,408; the Company's aggregate indebtedness to net capital ratio was .43 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2010, the date these financial statements were available to be issued, and there were no significant subsequent events to disclose or recognize.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2009

	2009
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 959,815
NET CAPITAL	
Total stockholder's equity	3,588,576
Less nonallowable assets:	
Prepaid expenses	25,088
Excess cash deposit with the Parent bank	523,017
Other assets	39,354
Net capital before haircuts	3,001,117
Haircut adjustment	—
Net capital	3,001,117
Capital requirement	63,988
Net capital excess	$ 2,937,129
Ratio – aggregate indebtedness to net capital	.32 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2009.

See the accompanying Independent Auditors' Report.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 2**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $ -0- at December 31, 2009.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2009.

See the accompanying Independent Auditors' Report.

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7T)



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report on Applying Agreed Upon Procedures Related to SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
First Citizens Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by First Citizens Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 (FOCUS Part IIA, line 9, Code 4030), with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, which include the FOCUS reports and the commission payout schedules, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 24, 2010